Exhibit 99.1

Bitdeer Reported Unaudited Financial Results for the Second Quarter of 2024

August 12, 2024

•	Revenue of US$99.2 million and gross margin of 24.6%
•	Adjusted EBITDA of US$24.9 million, up 33.2% YoY

SINGAPORE, Aug. 12, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for blockchain and high-performance computing, today issued a letter to shareholders along with its unaudited financial and operational results for the second quarter ended June 30, 2024.

Q2 2024 Financial Highlights

•	Total revenue was US$99.2 million, compared to US$93.8 million in Q2 2023.
•	Cost of revenue was US$74.8 million, compared to US$77.7 million in Q2 2023.
•	Gross profit was US$24.4 million, compared to US$16.2 million in Q2 2023.
•	Net loss was US$17.7 million, compared to US$40.4 million in Q2 2023.
•	Adjusted EBITDA was US$24.9 million, compared to US$18.7 million in Q2 2023.
•	Cash and cash equivalents were US$203.9 million as of June 30, 2024.

Management Commentary

“Our second quarter was marked by strong financial performance and significant progress across all our major initiatives,” said Matt Kong, Chief Business Officer of Bitdeer. “We reported revenue of $99.2 million, gross profit of $24.4 million, and adjusted EBITDA of $24.9 million, up 5.8%, 50.6% and 33.2% year-over-year, respectively. We achieved these results despite significant growth in the global network hashrate and the April 2024 halving. This demonstrates the strength of our differentiated strategy, underpinned by Bitdeer’s commitment to technology and innovation. For instance, our previous R&D investment in our cloud hashrate business contributed a gross profit of $7.3 million with a nearly 60% gross margin in Q2 and helped us generate more revenue for the same amount of hashrate relative to our peers.”

Mr. Kong continued, “During the quarter, we also made significant strides in our SEALMINER ASIC roadmap. Our acquisition of Desiweminer enhances our capabilities by integrating their team with our in-house design team in Singapore. We have energized the first batch of our SEALMINER A1 chips, with mass production underway and plans to install 3.4 EH/s into our datacenters by year-end. Our second-generation SEAL02 chip initial tape-out wafer delivery from TSMC remains on track for late September. Upon successful testing, we anticipate ramping mass production by the end of the year. We also have started our third-generation SEAL03 chip R&D. In our HPC and AI business, we have deployed the NVIDIA DGX SuperPOD H100 system in Singapore and achieved 100% utilization in July. Additionally, our global power and datacenter infrastructure continues to expand. We announced a 30-year lease agreement for 570 MW of power capacity in Ohio, increasing our total global capacity to 2.5 GW. Our ongoing datacenter projects in the U.S., Norway, and Bhutan are on track, supporting our ambitious growth plans and solidifying Bitdeer as an industry leader for years to come.”

Mr. Kong added, “Finally, we ended the quarter in a strong financial position with $228.8 million of cash and cash equivalents and cryptocurrencies on hand. As we gear up for the upcoming bull market, we remain focused on expanding our Bitcoin self-mining capacity, executing our SEALMINER technology roadmap, and monetizing our impressive 2.5 GW power portfolio for HPC/AI.”

Operational Summary

	Three Months Ended Jun 30,
Metrics	2024	2023
Total hash rate under management (EH/s)	22.3	18.8
- Proprietary hash rate	8.5	6.2
- Self-mining	7.3	3.8
- Cloud Hash Rate	1.2	1.6
- Delivered but not yet energized	-	0.8
- Hosting	13.8	12.6
Mining machines under management	223,000	199,000
- Self-owned	86,000	70,000
- Hosted	137,000	129,000
Bitcoin mined (self-mining only)	628	758
Total power usage (MWh)	1,192,000	1,136,000
Average cost of electricity ($/MWh)	43	41
Average miner efficiency (J/TH)	31.6	33.4

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Q4 2024
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-Late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

Financial MD&A

All variances are current quarter compared to the same quarter last year. All figures in this section are rounded.

US $ in millions	Three Months Ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023
Total revenue	99.2	119.5	93.8
Cost of revenue	(74.8)	(85.4)	(77.7)
Gross profit	24.4	34.1	16.2
Net Income / (loss)	(17.7)	0.6	(40.4)
Adjusted EBITDA	24.9	26.0	18.7
Cash and cash equivalents	203.9	118.5	130.2

US $ in millions	Three Months Ended Jun 30, 2024
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	41.6	12.2	20.6	22.1
Cost of revenue
- Electricity cost in operating mining machines	(20.9)	(2.0)	(12.8)	(15.6)
- Depreciation and SBC expenses	(8.3)	(2.4)	(2.3)	(2.4)
- Other cash costs	(1.9)	(0.5)	(1.0)	(1.2)
Total cost of revenue	(31.1)	(4.9)	(16.1)	(19.2)
Gross profit	10.5	7.3	4.5	2.9

US $ in millions	Three Months Ended Jun 30, 2023
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	21.6	18.0	27.8	23.9
Cost of revenue
- Electricity cost in operating mining machines	(9.5)	(4.1)	(18.6)	(17.1)
- Depreciation and SBC expenses	(6.2)	(5.2)	(3.7)	(3.1)
- Other cash costs	(1.9)	(1.6)	(2.4)	(2.3)
Total cost of revenue	(17.6)	(10.9)	(24.7)	(22.5)
Gross profit	4.0	7.1	3.1	1.4

Revenue

•	Total revenue was US$99.2 million vs. US$93.8 million.
•
Self-mining revenue was US$41.6 million vs. US$21.6 million, primarily due to the increase in self-mining hash rate to 7.3 EH/s from 3.8 EH/s from the Company’s 100MW Gedu mining datacenter in Bhutan that entered into operations in the second half of 2023 and the higher average Bitcoin price.

•
Cloud Hash Rate revenue was US$12.2 million vs. US$18.0 million. The decline was due to changes in the amount of active Cloud Hash Rate orders and the decrease in electricity subscription due to lower margins for customers caused by the April 2024 Halving.

•
General Hosting revenue was US$20.6 million vs. US$27.8 million. The decline was primarily due to the decrease of average hosting capacity caused by the temporary shutdown of hosting mining rigs after the April 2024 Halving.

•	Membership Hosting revenue was US$22.1 million vs. US$23.9 million, slightly down year-over-year.

Cost of Revenue

•
Cost of revenue was US$74.8 million vs US$77.7 million. The decrease was primarily driven by lower mining machine depreciation from becoming fully depreciated and the true up differences of tax and surcharges.

Gross Profit and Margin

•	Gross profit was US$24.4 million vs. US$16.2 million.
•	Gross margin was 24.6% vs. 17.2%.

Operating Expenses

•	The sum of the operating expenses below was US$26.1 million vs. US$24.8 million.
•	Selling expenses were US$2.2 million vs. US$1.9 million, primarily due to increased staff and compensation.
•	General and administrative expenses were US$15.9 million vs. US$16.5 million, about flat year-over-year.
•	Research and development expenses were US$8.0 million vs. US$6.4 million, primarily due increased R&D personnel and material costs related to the development of SEALMINER chips.

Other Net Loss

•	In Q2, we recorded US$15.5 million other net loss primarily due to the non-cash expense of the fair value change for Tether warrants.

Net Loss

•	Net loss was US$17.7 million vs. US$40.4 million.

Adjusted Profit (Non-IFRS)

•	Adjusted profit was US$4.6 million vs. US$2.3 millio

Adjusted EBITDA (Non-IFRS)

•	Adjusted EBITDA was US$24.9 million vs. US$18.7 million. The increase was primarily due to the year-over-year revenue growth and higher gross profit margins as described above.

Cash Flows

•	Net cash used for operating activities was US$74.1 million;
•	Net cash generated from investing activities was US$54.3 million including the proceeds from disposal of cryptocurrencies of US$79.3 million received from the principal businesses.
•	Net cash generated from financing activities was US$105.1 million.

Capital Expenditures

•
Capital expenditures for PPE and mining machines were US$17.5 million vs. US$38.1 million. The decrease was driven by approximately US$20 million reduction in purchases of third party mining machines as the Company is focused on scaling operations with its own SEALMINERS going forward.

Liquidity

•	As of June 30, 2024, the Company held US$203.9 million in cash and cash equivalents, US$24.9 million in cryptocurrencies and US$37.8 million in debt.

Further information regarding the Company’s second quarter 2024 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of Jun 30,	As of Dec 31,
(US $ in thousands)	2024	2023

ASSETS
Cash and cash equivalents	203,882	144,729
Cryptocurrencies	24,916	15,371
Trade receivables	19,324	17,277
Amounts due from a related party	6,248	187
Prepayments and other assets	126,077	97,433
Financial assets at fair value through profit or loss	41,739	37,775
Restricted cash	9,144	9,538
Mining machines	55,126	63,477
Right-of-use assets	67,440	58,626
Property, plant and equipment	196,749	154,860
Investment properties	32,118	34,346
Intangible assets	26,975	4,777
Goodwill	14,451	-
Deferred tax assets	3,526	991
TOTAL ASSETS	827,715	639,387

LIABILITIES
Trade payables	36,166	32,484
Other payables and accruals	33,570	32,151
Amounts due to a related party	3,380	33
Income tax payables	6,604	3,367
Derivative liabilities	25,336	-
Deferred revenue	87,104	144,337
Deferred revenue from a related party	32,777	-
Borrowings	37,828	22,618
Lease liabilities	79,362	70,211
Deferred tax liabilities	6,189	1,620
TOTAL LIABILITIES	348,316	306,821

NET ASSETS	479,399	332,566

EQUITY
Share capital	*	*
Treasury shares	-	(2,604)
Accumulated deficit	(66,990)	(49,853)
Reserves	546,389	385,023
TOTAL EQUITY	479,399	332,566

* Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended Jun 30,		Six months ended Jun 30,
(US $ in thousands)	2024	2023	2024	2023

Revenue[1]	99,229	93,816	218,735	166,403
Cost of revenue	(74,824)	(77,659)	(160,199)	(136,754)
Gross profit	24,405	16,157	58,536	29,649
Selling expenses	(2,173)	(1,879)	(3,863)	(4,315)
General and administrative expenses	(15,852)	(16,467)	(30,821)	(32,471)
Research and development expenses	(8,048)	(6,433)	(29,212)	(12,727)
Listing fee	-	(33,151)	-	(33,151)
Other operating income / (expenses)	1,431	(995)	3,177	(100)
Other net gain / (loss)	(15,467)	1,468	(13,020)	1,608
Loss from operations	(15,704)	(41,300)	(15,203)	(51,507)
Finance income / (expenses)	(44)	(895)	107	(1,127)
Loss before taxation	(15,748)	(42,195)	(15,096)	(52,634)
Income tax benefit / (expenses)	(1,995)	1,835	(2,041)	2,807
Loss for the periods	(17,743)	(40,360)	(17,137)	(49,827)
Other comprehensive loss
Loss for the periods	(17,743)	(40,360)	(17,137)	(49,827)
Other comprehensive income for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	14	21	46	9
Other comprehensive income for the periods, net of tax	14	21	46	9
Total comprehensive loss for the periods	(17,729)	(40,339)	(17,091)	(49,818)

Loss per share (Basic and diluted)	(0.14)	(0.36)	(0.14)	(0.45)

Weighted average number of shares outstanding (thousands) (Basic and diluted)	126,530	110,916	120,686	109,805

[1]	Included approximately US$9.1 million and US$13.9 million generated from hosting service provided to a related party for the three months and six months ended June 30, 2024

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Jun 30,		Six months ended Jun 30,
(US $ in thousands)	2024	2023	2024	2023

Cash used in operating activities:	(68,507)	(66,875)	(201,374)	(158,602)
Interest paid on leases	(1,024)	(655)	(1,676)	(1,299)
Interest paid on convertible debt	(465)	(607)	(930)	(1,207)
Interest received	1,722	2,096	3,535	4,074
Income tax paid	(5,850)	(80)	(5,850)	(95)
Net cash used in operating activities	(74,124)	(66,121)	(206,295)	(157,129)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(17,333)	(17,168)	(46,948)	(24,609)
Purchase of mining machines	(178)	(20,939)	(1,738)	(62,510)
Purchase of financial assets at fair value through profit or loss	(1,532)	(400)	(2,524)	(1,400)
Proceeds from disposal of financial assets at fair value through profit or loss	-	-	-	31,111
Lending to a third party	-	-	-	(62)
Repayment of lending from a third party	-	606	-	-
Proceeds from disposal of property, plant and equipment	244	25	244	29
Proceeds from disposal of cryptocurrencies	79,344	69,719	169,724	125,240
Cash paid for a business combination, net of cash acquired	(6,277)	-	(6,277)	-
Net cash generated from investing activities	54,268	31,843	112,481	67,799

Cash flows from financing activities
Capital element of lease rentals paid	(1,236)	(1,392)	(2,574)	(2,632)
Net payment related to Business Combination	-	(7,506)	-	(7,651)
Proceeds from issuance of shares for exercise of share rewards	567	-	604	-
Proceeds from issuance of ordinary shares and warrants, net of transaction costs[1]	106,064	-	155,692	-
Payment for the future issuance cost	(297)	-	(297)	-
Net cash generated from / (used in) financing activities	105,098	(8,898)	153,425	(10,283)

Net increase / (decrease) in cash and cash equivalents	85,242	(43,176)	59,611	(99,613)
Cash and cash equivalents at the beginning of the period	118,461	173,897	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	179	(518)	(458)	(1,546)
Cash and cash equivalents at the end of the period	203,882	130,203	203,882	130,203

[1]	Net proceeds from issuance of ordinary shares and warrants in Q2 24 includes the effect from the utilization of payment for future issuance cost made in Q1 24.

Use of Non-IFRS Financial Measures
In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit, for the three and six months ended June 30, 2024 and 2023.

BITDEER GROUP NON-IFRS ADJUSTED EBITDA AND ADJUSTED PROFIT RECONCILIATION

	Three months ended Jun 30,		Six months ended Jun 30,
(US $ in thousands)	2024	2023	2024	2023

Adjusted EBITDA
Loss for the periods	(17,743)	(40,360)	(17,137)	(49,827)
Add：
Depreciation and amortization	18,304	18,934	36,491	36,223
Income tax (benefit) / expenses	1,995	(1,835)	2,041	(2,807)
Interest income, net	(9)	(741)	(617)	(1,385)
Listing fee	-	33,151	-	33,151
Change in fair value of derivative liabilities	14,230	-	14,230	-
Share-based payment expenses	8,093	9,554	15,896	21,847
Total of Adjusted EBITDA	24,870	18,703	50,904	37,202

Adjusted Profit
Loss for the periods	(17,743)	(40,360)	(17,137)	(49,827)
Add：
Listing fee	-	33,151	-	33,151
Change in fair value of derivative liabilities	14,230	-	14,230	-
Share-based payment expenses	8,093	9,554	15,896	21,847
Total of Adjusted Profit	4,580	2,345	12,989	5,171

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerir@orangegroupadvisors.com

Public Relations Wachsman
Bee Shin
bitdeer@wachsman.com